UNITED STATES                    ------------------------
            SECURITIES AND EXCHANGE COMMISSION               SEC FILE NUMBER
                   Washington, D.C. 20549               ------------------------
                                                                 0-49649

                        FORM 12b-25                     ------------------------
                                                        ------------------------
                NOTIFICATION OF LATE FILING                   CUSIP NUMBER
                                                        ------------------------
                                                               728127101
                                                        ------------------------


(Check one):  _X_ Form 10-K  ___ Form 20-F  ___ Form 11-K  ___ Form 10-Q
              ___ Form N-SAR  ___ Form N-CSR

                   For Period Ended:  December 31, 2006
                                      -----------------
                   ___ Transition Report on Form 10-K
                   ___ Transition Report on Form 20-F
                   ___ Transition Report on Form 11-K
                   ___ Transition Report on Form 10-Q
                   ___ Transition Report on Form N-SAR
                   For the Transition Period Ended:_____________________________


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               Read  Instruction (on back page) Before  Preparing  Form.  Please
               Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Playlogic Entertainment, Inc.
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Full Name of Registrant

Donar Enterprises, Inc.
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Former Name if Applicable

Concertgebouwplein 13, 1071 LL
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Address of Principal Executive Office (Street and Number)

Amsterdam, The Netherlands
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City, State and Zip Code


PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       |  (a)  The reasons  described in  reasonable  detail in Part III of this
       |       form  could  not be  eliminated  without  unreasonable  effort or
       |       expense
       |
       |  (b)  The subject annual report,  semi-annual report, transition report
       |       on Form 10-K,  Form 20-F,  Form 11-K, Form N-SAR or Form N-CSR or
       |       portion  thereof,  will  be  filed  on or  before  the  fifteenth
  _X_  |       calendar day  following the  prescribed  due date; or the subject
       |       quarterly  report of  transition  report on Form 10-Q, or portion
       |       thereof,  will be filed  on or  before  the  fifth  calendar  day
       |       following the prescribed due date; and
       |
       |  (c)  The  accountant's  statement  or other  exhibit  required by Rule
       |       12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is still in the process of completing its financial statements for the year ended December 31, 2006. As a result, the Registrant is seeking the extension provided by filing this Form 12b-25 in order to allow the Registrant more time to complete preparation. The delay could not be eliminated without unreasonable effort or expenses because the Registrant has limited financial staff. Management has been working diligently to analyze and accurately report its financial performance. The Registrant expects that it will be able to complete the work in time for the Registrant to file its Form 10-KSB for the fiscal year ended December 31, 2006 prior to the reporting deadline provided by such extension. No auditors' statement or other exhibits required by Rule 12b-25(c) is applicable.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


              Willem M. Smit                   (011)         31-20-676-0304
------------------------------------------- ----------- ------------------------
                  (Name)                    (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes _X_ No ___

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ___ No _X_

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                          Playlogic Entertainment, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    March 31, 2007                 By /s/ Willem M. Smit
                                          ------------------
                                          Willem M. Smit
                                          Chief Executive Officer
        ---------------------------       --------------------------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



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---------------------------------  ATTENTION  ---------------------------------
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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